EXHIBIT No. 10.2

GULF SOUTH PIPELINE COMPANY, LP

$275,000,000
5.05% Notes due 2015

PURCHASE AGREEMENT

January 12, 2005

Citigroup Global Markets Inc.
Lehman Brothers Inc.
c/o Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

Ladies and Gentlemen:

Gulf South Pipeline Company, LP, a limited partnership organized under the laws of Delaware (the "***Issuer***""), proposes to issue and sell to the several Initial Purchasers named in Schedule 1 hereto (the "***Initial Purchasers***") $275,000,000 in aggregate principal amount of its 5.05% Notes due 2015 (the "***Notes***"), pursuant to the terms of an indenture (the "***Indenture***"), to be dated as of January 18, 2005, between the Issuer and The Bank of New York, as trustee (the "***Trustee***").

The Notes will be offered and sold to you pursuant to an exemption from the registration requirements under the Securities Act of 1933, as amended (the "***Securities Act***"). The Issuer has prepared a preliminary offering memorandum, dated January 12, 2005 (as amended or supplemented, the "***Preliminary Offering Memorandum***"), and will prepare a final offering memorandum (as amended or supplemented, the "***Offering Memorandum***"), to be dated January 12, 2005, relating to the Issuer and the Notes.

Upon original issuance thereof, and until such time as the same is no longer required under the applicable requirements of the Securities Act, the Notes (and all securities issued in exchange therefor or in substitution therefor) shall bear substantially the following legend:

> THE NOTES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR OTHER SECURITIES LAWS. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION UNLESS THE TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE HOLDER OF THIS SECURITY BY ITS

ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING ITS NOTE IN AN "OFFSHORE TRANSACTION" PURSUANT TO RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (2) AGREES THAT IT WILL NOT PRIOR TO (X) THE DATE WHICH IS TWO YEARS (OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144(k) UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THEREUNDER) AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF (OR OF ANY PREDECESSOR OF THIS NOTE) OR THE LAST DAY ON WHICH THE COMPANY OR ANY AFFILIATE OF THE COMPANY WAS THE OWNER OF THIS NOTE (OR ANY PREDECESSOR OF THIS NOTE) AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW (THE "RESALE RESTRICTION TERMINATION DATE"), OFFER, SELL OR OTHERWISE TRANSFER THIS NOTE EXCEPT (A) TO THE COMPANY, (B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE NOTES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A INSIDE THE UNITED STATES, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT OR (E) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS NOTE IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND; PROVIDED THAT THE COMPANY, THE TRUSTEE AND THE REGISTRAR SHALL HAVE THE RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER (I) PURSUANT TO CLAUSE (D) OR (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM, AND (II) IN EACH OF THE FOREGOING CASES, TO REQUIRE THAT A CERTIFICATION OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS NOTE IS COMPLETED AND DELIVERED BY THIS TRANSFEROR TO THE TRUSTEE. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE. AS USED HEREIN, THE TERMS "OFFSHORE TRANSACTION," "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.

You have advised the Issuer that you will make offers and sales (the "***Exempt Resales***") of the Notes purchased hereunder on the terms set forth in the Offering Memorandum solely to (i) persons whom you reasonably believe to be "qualified institutional buyers" as defined in Rule 144A under the Securities Act ("***QIBs***") and (ii) outside the United States to persons other than U.S. Persons in offshore transactions meeting the requirements of Regulation S under the Securities Act ("***Regulation S***") (such persons specified in clauses (i) and (ii) being referred to herein as the "***Eligible Purchasers***"). As used herein, the terms "offshore transaction," "United States" and "U.S. person" have the respective meanings given to them in Regulation S. You will offer the Notes to Eligible Purchasers initially at a price equal to 99.702% of the principal amount thereof. Thereafter, the offering price may be changed at any time without notice. The Notes will not be registered for resale nor will the Issuer conduct a registered exchange offer for the Notes.

This Agreement, the Notes and Indenture are hereinafter referred to collectively as the "***Operative Documents***." This is to confirm the agreements concerning the purchase of the Notes from the Issuer by the Initial Purchasers.

SECTION 1.   *Payment and Delivery.*

(a) Payment for the Notes shall be made by wire transfer of immediately available funds to accounts designated by the Issuer at the time and place set forth herein, upon delivery to the Initial Purchasers of Notes in amounts set forth opposite each Initial Purchaser's name in Schedule 1 hereto. The time and date of such payment and delivery with respect to the Notes are herein referred to as the "***Closing Date***." Each Initial Purchaser will purchase such aggregate principal amount of Notes at an aggregate purchase price equal to 99.052% of the principal amount thereof (the "***Purchase Price***"). The obligation of the Issuer to sell the Notes and of the Initial Purchasers to purchase the Notes are conditioned on the consummation of the offering of the Notes and of the offering by the parent company of the Issuer, TGT Pipeline, LLC, of its $300,000,000 aggregate principal amount of 5.50% Notes due 2017, on the Closing Date.

(b)   Delivery of and payment for the Notes shall be made at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153 or at such other date or place as shall be determined by agreement between Citigroup Global Markets Inc. and the Issuer. The Closing Date shall be 9:00 A.M., New York City time, on the third full business day following the date of this Agreement or at such other date as shall be determined by agreement between Citigroup Global Markets Inc. and the Issuer.

(c)   On the Closing Date, one or more Notes in global form, registered in the name of Cede & Co., as nominee of The Depository Trust Company ("***DTC***"), having an aggregate principal amount corresponding to the aggregate principal amount of Notes sold pursuant to Exempt Resales (collectively, the "***Global Notes***"), shall be delivered by the Issuer to the Initial Purchasers against payment by the Initial Purchasers of the purchase price thereof. The Global Notes in definitive form shall be made available to the Initial Purchasers for inspection not later than 2:00 p.m. on the business day prior to the Closing Date.

SECTION 2.   *Certain Covenants of the Issuer*. The Issuer agrees:

(a)   To furnish to you, without charge, as many copies of the Preliminary Offering Memorandum and the Offering Memorandum, and any amendments or supplements thereto, as you may reasonably request. The Issuer consents to the use of the Preliminary Offering Memorandum and the Offering Memorandum, and any amendments and supplements thereto required pursuant to this Agreement, by you in connection with the Exempt Resales that are in compliance with this Agreement.

(b)   Before amending or supplementing the Offering Memorandum, during such period as in the opinion of counsel to the Initial Purchasers the Offering Memorandum is required by law to be delivered in connection with Exempt Resales and in connection with market-making activities of the Initial Purchasers for so long as any Notes are outstanding, to furnish the Initial Purchasers a copy of each such proposed amendment or supplement and to effect no such proposed amendment or supplement to which the Initial Purchasers reasonably object in writing within a reasonable time after being furnished a copy thereof.

(c)   If, in connection with any Exempt Resales or market-making transactions after the date of this Agreement, any event shall occur that, in the judgment of the Issuer or in your judgment or the judgment of counsel to you, makes any statement of a material fact in the Offering Memorandum untrue or that requires the making of any additions to or changes in the Offering Memorandum in order to make the statements in the Offering Memorandum, in the light of the circumstances at the time that the Offering Memorandum is delivered to prospective Eligible Purchasers, not misleading, or if it is necessary to amend or supplement the Offering Memorandum to comply with applicable law, the Issuer will promptly notify you of any such event coming to the attention of the Issuer and prepare an appropriate amendment or supplement to the Offering Memorandum so that, at the time that the Offering Memorandum is delivered to prospective Eligible Purchasers, (i) the statements in the Offering Memorandum as amended or supplemented, in the light of the circumstances under which they were made, will not be misleading and (ii) the Offering Memorandum will comply with applicable law.

(d) To endeavor to qualify the Notes for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Initial Purchasers shall reasonably request and to pay all expenses (including fees and disbursements of counsel) in connection therewith and the determination of the eligibility of the Notes for investment under the laws of such jurisdictions as the Initial Purchasers may designate.

(e)   Not to sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in the Securities Act) that would be integrated with the sale of the Notes in a manner that would require the registration under the Securities Act of the sale to you or the Eligible Purchasers of the Notes.

(f)   Not to, and to not permit any of its affiliates or any person acting on its behalf to, (i) resell any Notes that have been acquired by any of them; or (ii) engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offering of the Notes.

(g)   Not to, and to not permit any of its affiliates or any person acting on its behalf to, engage in any directed selling efforts within the meaning of Rule 902(b) of Regulation S with respect to the Notes, and to, and require its affiliates or any person acting on its behalf to, comply with the offering restrictions requirements of Regulation S in connection with the offering of the Notes outside of the United States.

(h)   Not to take, directly or indirectly, any action designed to cause or result in, or which has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of the Notes to facilitate the sale or resale of the Notes.

(i)   For so long as any Notes remain outstanding and during any period in which the Issuer is not subject to Section 13 or 15(d) of the Exchange Act, to make available to any registered holder or beneficial owner of Notes in connection with any sale thereof and any prospective purchaser of Notes from such registered holder or beneficial owner, the information required by Rule 144A(d)(4) under the Securities Act.

SECTION 3.   *Reimbursement of Initial Purchasers' Expenses.* If this Agreement shall be terminated by the Initial Purchasers or any of them, because of any failure or refusal on the part of the Issuer to comply with the terms or to fulfill any of the conditions of this Agreement in any material respect, or if for any reason the Issuer shall be unable to perform its obligations under this Agreement in any material respect, the Issuer agrees to reimburse the Initial Purchasers or such Initial Purchasers as have so terminated this Agreement, with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Initial Purchasers in connection with the Notes.

SECTION 4.   *Certain Covenants, Representations and Warranties of the Initial Purchasers*. Each of the Initial Purchasers, severally and not jointly, represents and warrants to, and agrees with, the Issuer, that:

(a)   Such Initial Purchaser is a QIB with such knowledge and experience in financial and business matters as are necessary in order to evaluate the merits and risks of an investment in the Notes.

(b)   Such Initial Purchaser (i) is not acquiring the Notes with a view to any distribution thereof or with any present intention of offering or selling any of the Notes, in either case, in a transaction that would violate the Securities Act or any state securities laws or any other applicable jurisdiction; (ii) in connection with the Exempt Resales, will solicit offers to buy the Notes only from, and will offer to sell the Notes only to, Eligible Purchasers in accordance with this Agreement and on the terms contemplated by the Offering Memorandum; and (iii) will not offer or sell the Notes, nor has it offered or sold the Notes by, or otherwise engaged in, any form of general solicitation in connection with the offering of the Notes.

(c)   Each Initial Purchaser represents that it has not offered, sold or delivered the Notes, and will not offer, sell or deliver the Notes (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering of the Notes and the Closing Date (such period, the "***Distribution Compliance Period***"), within the United States or to, or for the account or benefit of U.S. persons, except in accordance with Rule 144A under the Securities Act. Accordingly, such Initial Purchaser represents and agrees that neither it, its affiliates nor any persons acting on its behalf have engaged or will engage in any directed selling efforts within the meaning of Rule 902(c) of Regulation S with respect to the Notes, and its affiliates and all persons acting on its behalf have complied and will comply with the offering restrictions requirements of Regulation S.

(d)   Such Initial Purchaser agrees that, at or prior to confirmation of a sale of Notes (other than a sale pursuant to Rule 144A), it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Notes from them during the Distribution Compliance Period a confirmation or notice substantially to the following effect:

> "The Notes covered hereby have not been registered under the Securities Act of 1933 (the "Securities Act") and may not be offered and sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering or the closing date, except in either case in accordance with Regulation S (or Rule 144A if available) under the Securities Act, and in connection with any subsequent sale by you of the Notes covered hereby in reliance on Regulation S during the period referred to above to any distributor, dealer or person receiving a selling concession, fee or other remuneration, you must deliver a notice substantially to the foregoing effect. Terms used above have the meanings assigned to them in Regulation S."

(e)   Such Initial Purchaser (i) has not offered or sold, and, prior to the six months after the date of the issue of the Notes, will not offer or sell, any Notes to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) has complied with and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the "***FSMA***") with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom, and (iii) has only communicated or caused to be communicated and will only communicate and cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA would not apply to the Issuer.

Such Initial Purchaser understands that the Issuer and, for purposes of the opinions to be delivered to you pursuant to Section 7 hereof, counsel to the Issuer and counsel to the Initial Purchasers will rely upon the accuracy and truth of the foregoing representations and hereby consents to such reliance.

The terms used in this Section 4 that have meanings assigned to them in Regulation S are used herein as so defined.

SECTION 5.   *Conditions of Initial Purchasers' Obligations*. The several obligations of the Initial Purchasers to purchase and pay for any issue of Initial Purchasers' Notes hereunder are subject to the following conditions:

(a) That, at the Closing Date, the Issuer shall furnish to the Initial Purchasers an opinion of Dickstein Shapiro Morin & Oshinsky LLP, as special counsel to the Issuer (or of such other counsel to the Issuer, including in-house counsel, as is reasonably acceptable to the Initial Purchasers) dated the Closing Date, in substantially the forms attached hereto as Exhibit A-1 and Exhibit A-2.

(b) That, at the Closing Date, the Initial Purchasers shall receive an opinion of Weil, Gotshal & Manges LLP, counsel for the Initial Purchasers, dated the Closing Date, with respect to the issuance and sale of the Notes, the Offering Memorandum and other related matters as the Initial Purchasers may reasonably require.

(c) At the time of execution of this Agreement, the Initial Purchasers shall have received from Ernst & Young LLP a letter, in form and substance satisfactory to the Initial Purchasers, addressed to the Initial Purchasers and dated the date hereof (i) confirming that they are independent auditors, (ii) stating, as of the date hereof (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the Offering Memorandum, as of a date not more than five days prior to the date hereof), the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants' "comfort letters" to initial purchasers.

(d) With respect to the letter of Ernst & Young LLP, referred to in the preceding paragraph and delivered to the Initial Purchasers concurrently with the execution of this Agreement (the "***initial letter***"), the Initial Purchasers shall have received a letter (the "***bring-down letter***") of such accountants, addressed to the Initial Purchasers and dated as of the Closing Date (i) confirming that they are independent auditors, (ii) stating, as of the date of the bring-down letter (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the Offering Memorandum, as of a date not more than five days prior to the date of the bring-down letter), the conclusions and findings of such firm with respect to the financial information and other matters covered by the initial letter and (iii) confirming in all material respects the conclusions and findings set forth in the initial letter.

(e) That, at the Closing Date, the Issuer shall have furnished to the Initial Purchasers a certificate dated the Closing Date and signed by an officer of the general partner of the Issuer, to the effect set forth below. The officer signing and delivering such certificate may rely upon the best of his knowledge as to proceedings threatened.

(A)   the representations and warranties of the Issuer contained herein are true and correct in all material respects as if on and as of the Closing Date, and the Issuer has performed all covenants and agreements and satisfied all conditions on its part to be performed or satisfied thereunder, to the extent a party thereto, at or prior to the Closing Date;

(B) The issuance and sale of the Notes by the Issuer hereunder has not been enjoined (temporarily or permanently) by any court or governmental body or agency;

(C) Subsequent to the execution and delivery of this Agreement and prior to the Closing Date, there shall not have occurred any downgrading, nor shall any notice have been given of (A) any intended or potential downgrading or (B) any review for a possible change that does not indicate the direction of a possible change, in the rating accorded any of the Issuer's securities by any "nationally recognized statistical rating organization," as such term is defined for purposes of Rule 436(g)(2) under the Act; and

(D) there has not occurred any material adverse change, or any development which could reasonably be expected to result in a prospective material adverse change, in the financial condition, or in the earnings, business or operations, of the Issuer, taken as a whole, from that set forth in the Offering Memorandum.

(f) That, the Issuer shall have performed in all material respects such of its obligations under this Agreement as are to be performed by the terms hereof at or before the time of purchase.

(g) The Offering Memorandum shall have been printed and copies distributed to you not later than 9:00 A.M., New York City time, on January 18, 2005, or at such later date and time as you may approve in writing, and no stop order suspending the qualification or exemption from qualification of the Notes in any jurisdiction shall have been issued and no proceeding for that purpose shall have been commenced or shall be pending or threatened.

All opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Initial Purchasers.

SECTION 6.   *Defaulting Initial Purchasers.* If any Initial Purchaser or Initial Purchasers shall default in its or their obligation to take up and pay for the Notes to be purchased by it or them hereunder, the non-defaulting Initial Purchasers shall take up and pay for (in addition to the principal amount of Notes they are obligated to purchase hereunder) the principal amount of Notes agreed to be purchased by all such defaulting Initial Purchasers as hereinafter set forth; *provided, however*, that in the event that the principal amount of Notes which all Initial Purchasers so defaulting shall have agreed but failed to take up and pay for shall exceed 10% of the total principal amount of Notes, the non-defaulting Initial Purchasers shall have the right to purchase all, but shall not be under any obligation to purchase any of the Notes, and if such non-defaulting Initial Purchasers do not purchase all the Notes, this Agreement will terminate without liability to any non-defaulting Initial Purchasers or the Issuer. If non-defaulting Initial Purchasers take up and pay for all Notes agreed to be purchased by all such defaulting Initial Purchasers, such Notes shall be taken up and paid for by such non-defaulting Initial Purchaser or Initial Purchasers in such amount or amounts as Citigroup Global Markets Inc. may designate with the consent of each Initial Purchaser so designated or, in the event no such designation is made, such Notes shall be taken up and paid for by all non-defaulting Initial Purchasers pro rata in proportion to the aggregate principal amount of Notes set opposite the names of such non-defaulting Initial Purchasers herein.

Without relieving any defaulting Initial Purchaser from its obligations hereunder, the Issuer agrees with the non-defaulting Initial Purchasers that they will not sell any Notes hereunder unless all of the Initial Purchasers' Securities are purchased by the Initial Purchasers (or by substituted underwriters selected by Citigroup Global Markets Inc. with the approval of the Issuer or selected by the Issuer with the approval of Citigroup Global Markets Inc.).

If a new initial purchaser or initial purchasers are substituted by the Initial Purchasers or by the Issuer for a defaulting Initial Purchaser or Initial Purchasers in accordance with the foregoing provisions, the Issuer or Citigroup Global Markets Inc. shall have the right to postpone the Closing Date for a period not exceeding five business days in order that necessary changes in the Offering Memorandum and other documents may be effected.

The term Initial Purchaser as used in this Agreement shall refer to and include any initial purchaser substituted under this Section 6 with like effect as if such substituted initial purchaser had originally been named herein.

SECTION 7. *Representations, Warranties and Agreements of the Issuer*. The Issuer warrants and agrees that:

      (a)   The Preliminary Offering Memorandum and the Offering Memorandum have been or will be prepared by the Issuer for use by the Initial Purchasers in connection with the Exempt Resales. No order or decree preventing the use of the Preliminary Offering Memorandum or the Offering Memorandum, or any order asserting that the transactions contemplated by this Agreement are subject to the registration requirements of the Securities Act has been issued and no proceeding for that purpose has commenced or is pending or, to the knowledge of either of the Issuer, is contemplated.

      (b)   Each of the Preliminary Offering Memorandum and the Offering Memorandum, and each amendment or supplement thereto, as of its date, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which the statements are made, not misleading.

(c)   The representations and warranties set forth in Section 7(b) do not apply to statements or omissions in the Offering Memorandum based upon written information concerning such Initial Purchaser furnished to the Issuer through Citigroup Global Markets Inc. by or on behalf of that Initial Purchaser specifically for inclusion therein.

(d)   Ernst & Young LLP has certified certain financial statements of the Issuer contained in the Offering Memorandum and has delivered the initial letter referred to in Section 5(c) hereof, and Ernst & Young LLP is an independent auditor during the periods covered by the financial statements on which they reported that are in the Offering Memorandum.

(e)   The Issuer has all requisite partnership power and authority to execute, deliver and perform its obligations under this Agreement and each of the other Operative Documents to which it is a party.

(f)   This Agreement has been duly authorized, executed and delivered by the Issuer.

(g)   The Issuer is a limited partnership, duly formed, validly existing and in good standing under the laws of the State of Delaware with the partnership power and authority under such laws to own, lease and operate its properties and conduct its business as described in the Offering Memorandum; and the Issuer is duly qualified to transact business as a foreign limited partnership and is in good standing in each other jurisdiction in which it owns or leases property of a nature, or transact business of a type, that would make such qualification necessary, except to the extent that the failure to so qualify or be in good standing could not reasonably be expected to have a material adverse effect on the Issuer, taken as a whole. The general partner of the Issuer, GS Pipeline Company, LLC (the "General Partner") is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware with the limited liability company power and authority under such laws to own, lease and operate its properties and conduct its business as presently conducted.

(h)   Gulf South Pipeline Company, LP has no subsidiaries.

(i)   The Indenture, when duly executed and delivered by the Issuer and, when duly authorized, executed and delivered (to the extent required by the Indenture) by the Trustee, will constitute a valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity), and except that rights to indemnification and contribution thereunder may be limited by federal or state securities laws or public policy relating thereto.

(j)   When duly executed, authenticated, issued and delivered in the manner provided for in the Indenture and sold and paid for as provided herein, the Notes will constitute valid and binding obligations of the Issuer entitled to the benefits of the Indenture and enforceable against the Issuer in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

(k) The Indenture and the Notes conform in all material respects to the descriptions thereof in the Offering Memorandum.

(l) Since the respective dates as of which information is given in the Offering Memorandum (or any amendment or supplement thereto), except as otherwise stated therein or contemplated thereby, there has not been (A) any material adverse change in the condition (financial or otherwise), earnings, business affairs or business prospects of the Issuer, whether or not arising in the ordinary course of business and (B) any transaction entered into by the Issuer, other than in the ordinary course of business, that is material to the Issuer.

(m) The execution and delivery by the Issuer of this Agreement, the Indenture, the issuance and delivery of the Notes, the consummation by the Issuer of the transactions contemplated herein and the compliance by the Issuer with the terms of this Agreement and the Indenture, have been duly authorized by all necessary partnership action on the part of the Issuer and do not and will not result in any violation of the certificate of formation or partnership agreement of the Issuer, and do not and will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Issuer under (A) any contract, indenture, mortgage, loan agreement, note, lease or other agreement or instrument to which the Issuer is a party or by which they are bound or to which any of their properties are subject (except for such conflicts, breaches or defaults or liens, charges or encumbrances that could not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), earnings, or business of the Issuer or (B) any existing applicable law, rule, regulation, judgment, order or decree or determination of any government, governmental instrumentality (including without limitation, any insurance regulatory agency or body) or court, domestic or foreign, having jurisdiction over the Issuer or any of its properties.

(n) No authorization, approval, consent or license of any government, governmental instrumentality or court, domestic or foreign (other than under the Act, the Trust Indenture Act and the applicable rules and regulations thereunder, and the securities or blue sky laws of the various states and other jurisdictions outside the United States in which the Notes will be offered or sold), is required for the valid authorization, issuance, sale and delivery of the Notes or for the execution, delivery or performance of the Indenture by the Issuer.

(o) Except as disclosed in the Offering Memorandum (or any amendment or supplement thereto), there is no action, suit or proceeding before or by any government, governmental instrumentality or court, domestic or foreign, now pending or, to the knowledge of the Issuer, threatened against or affecting the Issuer that is required to be disclosed in the Offering Memorandum or that could reasonably be expected to result in any material adverse change in the condition (financial or otherwise), earnings or business of the Issuer, taken as a whole, or that could reasonably be expected to materially and adversely affect the properties or assets of the Issuer, taken as a whole, or that could reasonably be expected to adversely affect the consummation of the transactions contemplated in this Agreement;

(p)   The Issuer owns or possesses all governmental licenses, permits, certificates, consents, orders, approvals and other authorizations (collectively, "*Governmental Licenses*") necessary to own or lease, as the case may be, and to operate their properties and to carry on their business as presently conducted, except where the failure to possess such Governmental Licenses could not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), earnings or business of the Issuer, and the Issuer has not received any notice of proceedings relating to revocation or modification of any such Governmental Licenses.

(q) The Issuer is not an investment company under the Investment Company Act of 1940.

(r) There are no contracts, agreements or understandings between the Issuer and any person granting such person the right to require the Issuer to file a registration statement under the Securities Act with respect to any securities of the Issuer owned or to be owned by such person or in any securities registered or to be registered pursuant to any other registration statement filed by or required to be filed by the Issuer under the Securities Act.

(s)   Neither the Issuer, nor any affiliate (as defined in Rule 501(b) of Regulation D under the Securities Act ("*Regulation D*")) of the Issuer has directly, or through any agent (provided that no representation is made as to the Initial Purchasers or any person acting on their behalf), (i) sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which is or could be integrated with the offering and sale of the Notes in a manner that would require the registration of the Notes under the Securities Act or (ii) engaged in any form of general solicitation or general advertising (within the meaning of Regulation D, including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine, or similar medium or broadcast over television or radio, or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising) in connection with the offering of the Notes. The Issuer has not offered, sold or issued any securities, or securities that are convertible into other securities, with terms that are substantially similar to the Notes during the six-month period preceding the date of the Offering Memorandum, including any sales pursuant to Section 4(2) of the Securities Act or Regulation D or Regulation S under the Securities Act.

(t)   The Issuer has not distributed and, prior to the later to occur of the Closing Date and completion of the distribution of the Notes, will not distribute any offering material in connection with the offering and sale of the Notes other than the Preliminary Offering Memorandum and the Offering Memorandum.

(u)   When issued and delivered pursuant to this Agreement, the Notes will not be of the same class (within the meaning of Rule 144A(d)(3) under the Securities Act) as securities of the Issuer that are listed on a national securities exchange registered under Section 6 of the Exchange Act or that are quoted in a U.S. automated inter-dealer quotation system.

(v)   Assuming (i) that your representations and warranties in Section 4 of this Agreement are true, (ii) you comply with the covenants set forth herein and (iii) that each of the Eligible Purchasers is a QIB or a person who acquires the Notes outside the United States in an "offshore transaction" and is not a "U.S. person" (within the meaning of Regulation S), it is not necessary in connection with the purchase of the Notes and the offer and initial resale of the Notes by you in the manner contemplated by this Agreement and the Offering Memorandum, to register the Notes under the Securities Act or, to qualify the Indenture under the Trust Indenture Act.

(w)   None of the Issuer or any of its affiliates or any person acting on their behalf has engaged or will engage in any directed selling efforts within the meaning of Rule 902(b) of Regulation S with respect to the Notes, and the Issuer and its affiliates and all persons acting on their behalf have complied with and will comply with the offering restrictions requirements of Regulation S in connection with the offering of the Notes outside of the United States and, in connection therewith, the Offering Memorandum will contain the disclosure required by Rule 902(h). The sales of the Notes pursuant to Regulation S are not part of a plan or scheme to evade the registration provision of the Securities Act.

(x) The Issuer has not taken and will not take, directly or indirectly, any action designed to cause or result in, or which has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of the Notes to facilitate the sale or resale of the Notes.

(y) No "nationally recognized statistical rating organization" as such term is defined for purposes of Rule 436(g)(2) under the Securities Act (i) has imposed (or has informed the Issuer that it is considering imposing) any condition (financial or otherwise) on the Issuer's retaining any rating assigned as of the date hereof to the Issuer or any of its securities or (ii) has indicated to the Issuer that it is considering (A) the downgrading, suspension or withdrawal of, or any review for a possible change that does not indicate the direction of the possible change in, any rating so assigned or (B) any negative change in the outlook for any rating of the Issuer.

(z) The Issuer is not a "public utility company" within the meaning of the Public Utility Holding Company Act of 1935, and the Issuer is not a (i) a "holding company", (ii) a "subsidiary company" of a "holding company," (iii) an "affiliate" of a "holding company," or (iv) an "affiliate" of a "subsidiary company" of a "holding company" as such terms are defined in the Public Utility Holding Company Act of 1935.

The Issuer understands that the Initial Purchasers and, for purposes of the opinions to be delivered to the Initial Purchasers pursuant to Section 7 hereof, counsel to the Issuer and counsel to the Initial Purchasers will rely upon the accuracy and truth of the foregoing representations and hereby consents to such reliance.

SECTION 8.   *Indemnification and Contribution.*

(a)   The Issuer shall indemnify and hold harmless each Initial Purchaser, its directors, officers and employees and each person, if any, who controls any Initial Purchaser within the meaning of the Securities Act, from and against any loss, claim, damage or liability, joint or several, or any action in respect thereof (including, but not limited to, any loss, claim, damage, liability or action relating to purchases and sales of the Notes), to which that Initial Purchaser, director, officer, employee or controlling person may become subject, under the Securities Act or otherwise, insofar as such loss, claim, damage, liability or action arises out of, or is based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Offering Memorandum, the Offering Memorandum or in any amendment or supplement thereto or (ii) the omission or alleged omission to state in any Preliminary Offering Memorandum, the Offering Memorandum or in any amendment or supplement thereto, any material fact required to be stated therein or necessary to make the statements therein not misleading and shall reimburse each Initial Purchaser and each such director, officer, employee or controlling person promptly upon demand for any legal or other expenses reasonably incurred by that Initial Purchaser, director, officer, employee or controlling person in connection with investigating or defending or preparing to defend against any such loss, claim, damage, liability or action as such expenses are incurred; *provided, however,* that the Issuer will not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with information relating to an Initial Purchaser furnished to the Issuer in writing by or on behalf of such Initial Purchaser expressly for use therein; *provided, further*, that the indemnification contained in this paragraph (a) with respect to the Preliminary Offering Memorandum shall not inure to the benefit of any indemnified party on account of any such loss, claim, damage, liability or action arising from the Exempt Resale by such party to any person if a copy of the Offering Memorandum shall not have been delivered or sent to such person and the untrue statement or alleged untrue statement or omission or alleged omission of material fact contained in the Preliminary Offering Memorandum was corrected in the Offering Memorandum, *provided*, that the Issuer has delivered the Offering Memorandum to the Initial Purchasers in requisite quantity and on a timely basis to permit such delivery and sending. The foregoing indemnity agreement is in addition to any liability which the Issuer may otherwise have to any Initial Purchaser or to any director, officer, employee or controlling person of that Initial Purchaser.

(b)   Each Initial Purchaser shall, severally and not jointly, indemnify and hold harmless the Issuer, each of its directors, officers, and each person, if any, who controls the Issuer within the meaning of the Securities Act, from and against any loss, claim, damage or liability, joint or several, or any action in respect thereof, to which the Issuer or any such director, officer or controlling person may become subject, under the Securities Act or otherwise, insofar as such loss, claim, damage, liability or action arises out of, or is based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Offering Memorandum, the Offering Memorandum or in any amendment or supplement thereto or (ii) the omission or alleged omission to state in any Preliminary Offering Memorandum, the Offering Memorandum or in any amendment or supplement thereto, any material fact required to be stated therein or necessary to make the statements therein not misleading, but in each case only to the extent that the untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information concerning such Initial Purchaser furnished to the Issuer through Citigroup Global Markets Inc. by or on behalf of that Initial Purchaser specifically for inclusion therein, and shall reimburse the Issuer and any such director, officer or controlling person for any legal or other expenses reasonably incurred by the Issuer or any such director, officer or controlling person in connection with investigating or defending or preparing to defend against any such loss, claim, damage, liability or action as such expenses are incurred. The foregoing indemnity agreement is in addition to any liability which any Initial Purchaser may otherwise have to the Issuer or any such director, officer or controlling person.

(c)   In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to either of the two preceding paragraphs, such person (hereinafter called the "indemnified party") shall promptly notify the person against whom such indemnity may be sought (hereinafter called the "indemnifying party") in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties, and that all such fees and expenses as shall be reasonable shall be reimbursed as they are incurred. In the case of any such separate firm for the Initial Purchasers and such control persons of Initial Purchasers, such firm shall be designated in writing by Citigroup Global Markets Inc. In the case of any such separate firm for the Issuer, and such directors, officers and control persons of the Issuer, such firm shall be designated in writing by the Issuer. The indemnifying party shall not be liable for any settlement of any proceeding affected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. No indemnifying party shall, without the prior written consent of the indemnified party, which consent shall not be unreasonably withheld, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding, which release shall be reasonably satisfactory to such indemnified party.

(d)   If the indemnification provided for in paragraphs (a) or (b) of this Section 8 is unavailable to an indemnified party in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses (i) in such proportion as is appropriate to reflect the relative benefits received by the Issuer and the Initial Purchasers from the offering of the Notes pursuant to this Agreement or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Issuer and of the Initial Purchasers in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Issuer and the Initial Purchasers shall be deemed to be in the same respective proportions as the net proceeds from the offering pursuant to this Agreement (net of discounts but before deducting expenses) received by the Issuer and the total discounts and commissions received by the Initial Purchasers, in each case as set forth in the table on the cover of the Offering Memorandum, bear to the aggregate offering price of the Notes. The relative fault of the Issuer and the Initial Purchasers shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Issuer or by the Initial Purchasers and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e) The Issuer and the Initial Purchasers agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Initial Purchasers were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in paragraph (d) above. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities and expenses incurred by an indemnified party and referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8, no Initial Purchaser shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Initial Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. The Initial Purchasers' obligations to contribute pursuant to this Section 8 are several in proportion to their respective percentages determined by the ratio which the original purchase obligation of any Initial Purchaser appearing in this Agreement (or such amount increased as provided in Section 6 above) bears to the total purchase obligations of the Initial Purchasers set forth herein and not joint.

(f) The indemnity and contribution agreements contained in this Section 8 and the representations and warranties of the Issuer contained herein shall remain operative and in full force and effect regardless of (1) any termination of this Agreement, (2) any investigation made by or on behalf of any Initial Purchaser or any person controlling any Initial Purchaser or by or on behalf of the Issuer, its officers or directors or any other person controlling the Issuer and (3) acceptance of and payment for any of the Notes.

(g) The Initial Purchasers severally confirm and the Issuer acknowledge that the last sentence on the cover page of the Offering Memorandum, the first sentence of the third paragraph, the fourth sentence of the eighth paragraph, the tenth paragraph and the last sentence of the eleventh paragraph under the section entitled "Plan of Distribution" in the Offering Memorandum constitute the only information concerning the Initial Purchasers furnished in writing to the Issuer through Citigroup Global Markets Inc. by or on behalf of the Initial Purchasers specifically for inclusion in the Offering Memorandum.

SECTION 9.   *Termination in Certain Events.* This Agreement shall be subject to termination in the Initial Purchasers' absolute discretion, by notice given to the Issuer, if (a) after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on or by, as the case may be, any of the New York Stock Exchange, the American Stock Exchange, the National Association of Securities Dealers, Inc., the Chicago Board of Options Exchange, the Chicago Mercantile Exchange or the Chicago Board of Trade or settlement in the trading of securities shall have become materially disrupted, (ii) trading of any securities of the Issuer or of Loews Corporation shall have been suspended on any exchange or in any over-the-counter market, (iii) a general moratorium on commercial banking activities in New York shall have been declared by either Federal or New York State authorities, or (iv) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis (including without limitation, an act of terrorism) that, in the judgment of Citigroup Global Markets Inc., is material and adverse and (b) in the case of any of the events specified in clauses (a)(i) through (iv), such event singly or together with any other such event makes it, in the judgment of Citigroup Global Markets Inc., impracticable to market the Notes on the terms and in the manner contemplated in the Offering Memorandum.

SECTION 10.   *Counterparts.* This Agreement may be signed by the parties in counterparts which together shall constitute one and the same agreement between the parties and shall become effective at such time as each of the parties shall have signed such counterparts and shall have notified the other party thereof.

SECTION 11.	*Construction.* This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

SECTION 12.	*Parties at Interest*. This Agreement has been and is made solely for the benefit of the Initial Purchasers and the Issuer, and the controlling persons, directors and officers referred to in Section 8 hereof, and their respective successors, assigns, executors and administrators. No other person shall acquire or have any right under or by virtue of this Agreement.

SECTION 13.	*Headings.* The Section headings in this Agreement have been inserted as a matter of convenience of reference and are not a part of this Agreement.

SECTION 14.	*Notices, etc.* All statements, requests, notices and agreements hereunder shall be in writing, and:

(a)	if to the Initial Purchasers, shall be delivered or sent by mail, telex or facsimile transmission to the care of Citigroup General Counsel (fax no.: (212) 816-7912) and confirmed to Citigroup at 388 Greenwich Street, New York, New York 10013, Attention: General Counsel, with a copy to Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, Attention: Rod Miller, Esq. (Fax: 212-310-8007);

(b)	if to the Issuer, shall be delivered or sent by mail, telex or facsimile transmission to the Issuer, Gulf South Pipeline Company, LP c/o TGT Pipeline, LLC, 3800 Frederica Street, Owensboro, Kentucky 42301, Attention: Jamie Buskill (Fax: (270)668-6392), with a copy to Dickstein Shapiro Morin & Oshinsky LLP, 2101 L Street NW, Washington, DC 20037-1526, Attention: Jennifer Eck, Esq. (Fax: (202) 887-0689);

provided, however, that any notice to an Initial Purchaser pursuant to Section 8(d) shall be delivered or sent by mail, telex or facsimile transmission to such Initial Purchaser at its address set forth in its acceptance telex to Citigroup Global Markets Inc., which address will be supplied to any other party hereto by Citigroup Global Markets Inc. upon request. Any such statements, requests, notices or agreements shall take effect at the time of receipt thereof. The Issuer shall be entitled to act and rely upon any request, consent, notice or agreement given or made on behalf of the Initial Purchasers by Citigroup Global Markets Inc.

SECTION 15.	*Definition of the Terms "Business Day" and "Subsidiary."* For purposes of this Agreement, (a) "**business day**" means each Monday, Tuesday, Wednesday, Thursday or Friday which is not a day on which banking institutions in New York are generally authorized or obligated by law or executive order to close and (b) "**subsidiary**" has the meaning set forth in Rule 405 of the Securities Act.

SECTION 16.	*Jurisdiction.* Each of the parties hereto irrevocably consents to the jurisdiction of the courts of the State of New York and the courts of the United States of America located in the Borough of Manhattan, City and State of New York, over any suit, action or proceeding with respect to this Agreement or the transactions contemplated hereby. Each of the parties hereto waives any objection that it may have to the venue of any suit, action or proceeding with respect to this Agreement or the transactions contemplated hereby in the courts of the State of New York or the courts of the United States of America, in each case, located in the Borough of Manhattan, City and State of New York or that such suit, action or proceeding brought in the courts of the State of New York or United States of America, in each case, located in the Borough of Manhattan, City and State of New York was brought in an inconvenient court and agrees not to plead or claim the same.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

•

If the foregoing correctly sets forth the agreement among the Issuer and the Initial Purchasers, please indicate your acceptance in the space provided for that purpose below.

Very truly yours,

GULF SOUTH PIPELINE COMPANY, LP

By: /s/ Rolf Gafvert

Name: Rolf Gafvert
Title: President of GS Pipeline Company, LLC,
Its General Partner

Accepted:

CITIGROUP GLOBAL MARKETS INC.

By: /s/ Paul R. Bitler

     Authorized Representative

For itself and as representative
of the several Initial Purchasers named
in Schedule 1 hereto

SCHEDULE 1

Initial Purchasers	Principal Amount of Notes
Citigroup Global Markets Inc.	$137,500,000
Lehman Brothers Inc.	$137,500,000
Total	<u>$275,000,000</u>